08043044

SYPRIS SOLUTIONS

2007 Annual Report



focus

vision

direction

Sypris Solutions is a diversified provider of technology-based outsourced services and specialty products. We perform a wide range of manufacturing and technical services, typically under multi-year, sole-source contracts with corporations and government agencies in the markets for aerospace & defense electronics, truck components & assemblies, and test & measurement services.

In the dynamic business environment we live in today, it is more vital than ever that we possess a clear vision for Sypris. Understanding our destination allows us to not only implement changes that will position us to be more competitive and grow successfully, but it also provides a sense of purpose and focus in a changing world. The key to successfully navigating these changes is to recognize change that requires a nimble response in order to maintain the course while not overreacting to other sources of change that only serve to distract and threaten to alter that course.

We are positioning Sypris to be stronger and more effective. The rebalancing of our portfolio between the Industrial Group and the Electronics Group is a critical part of our focus. These efforts will reduce reliance on a single market or industry by growing our Electronics Group where we experience higher margin opportunity within a higher growth market. The results are already evident as can be seen in the charts to the right. With our commitment to increase R&D funding and expand market opportunities in our calibration and data recorder/receiver markets, we expect by 2010 to achieve a balanced portfolio.

We are also charting a course for revenue diversification through globalization of our Industrial Group. We are focusing on commercial truck and trailer market demand beyond North American borders and on other market sectors such as Off-Highway. These efforts will provide important customer and market diversification that will further serve to reduce cyclicality.

Position

2006 Revenue Percentage


Electronics
Group
27%

2007 Revenue Percentage


Electronics
Group
36%

2010 Revenue Percentage
(Forecasted)


Electronics
Group
50%

Additionally, important efforts are underway to reshape who we do business with and how we meet our customers' needs. For example, utilizing commercial best practices and understanding our core and non-core product lines assist us in defining business relationships. Whether through generation of more business or rationalization of present arrangements, these efforts will provide opportunities to improve profitability.

There's no discounting the importance of revenue generation, but equally important is the delivery of those revenues to create the greatest return. We're focusing on understanding how best to provide that service at the lowest cost-to-serve while meeting our customers' needs. In 2007, our Industrial Group initiated Phase I of a 4-Phase Restructuring Plan to transform that business into a Center of Excellence model that not only lowers the cost-to-serve but also aligns with our customers' strategic interests, creating synergies for everyone.

Regardless of which repositioning effort we are pursuing – whether we are diversifying our customer base or improving our ability to service those customers – we are committed to a single objective – to create sustainable and profitable growth.



We have strengthened our balance sheet to provide us the flexibility an resources necessary for profitable growth.

T. Scott Hatton,
Vice President and CFO,
Sypris Solutions



Maximizing Resources



Measuring Results

Improving Processes








1.7 G
AC
5170 Gauss/Tesla Meter
MANUAL
ZERO
OUTPUT
MANUAL
REL
UNITS
HOLD
RESET
AC/DC
AUTO
RANGE
SHIFT
ON/OFF

Opport

In that same dynamic world that requires repositioning, change can represent opportunity. Having the appropriate tools to realize that opportunity is vital to long-term success.

The Sypris toolkit includes six areas of concentration:

- Investing in Technology
- Developing Talent
- Leveraging Sales & Marketing
- Standardizing Production Systems
- Managing Working Capital
- Measuring Performance

Our ability to understand where our market trends are moving, and which trends are commercially viable, is critical in determining what technology, either in R&D or equipment, will be relevant. We are capturing this information in technology roadmaps that provide a strategic filter and timeline that will yield future growth.

Equally important are investments in our organization. We recognize the importance of upgrading the skills of our workforce, along with the requirement to invest in new talent. Our recently upgraded performance management system allows the integration of talent development activities with focused goals and objectives to ensure we not only recruit top talent but continue to enhance their capabilities to be more effective going forward.

With the right products and right people, we leverage our sales and marketing tools to create new business opportunity. The commercial function has increased utilization of pricing tools and strategic filters to determine where we bring the most value to our customers. With revised standard procedures for bid and proposal activities and enhanced market coverage fc both the Electronics Group and Industrial Group, we are aligning ourselves to grow faster and at a more profitable rate.

unity


information
execution
ideas

With all business, we look to our Sypris Production System to execute the requirements. By implementing LEAN and Six Sigma process improvements and focusing on standard operating procedures that are integrated and automated in critical areas such as scheduling and commodity management, we increase customer satisfaction. The incremental benefit to Sypris is a faster order-to-remittance process, improved profitability and reduced working capital requirements.

Timely reporting of comprehensive performance metrics through our real-time Sypris Dashboard provides the reinforcement necessary to confirm our performance is in line with expectations. Being able to react quickly to mitigate the unexpected or to communicate progress to a larger employee population is both instantaneous and cost effective. Utilizing real-time metrics for immediate feedback helps us to understand the effectiveness of our other tools as well, and provides an important opportunity to constantly incorporate new improvements for a changing world.

(R&D as % of Revenue)


3-4%
2.7%
2.4%
2.3%
2005
2006
2007
2010F

Managing Working Capital

(Days Sales Outstanding)


66
52
48
40-45
2005
2006
2007
2010F


HANDLE
% OVERRIDE
RAPID OVERRIDE
CYCLE
MORI SEIKI

“ ”



Leveraging Experience



Focusing Efforts

Increasing Knowledge




datron
4808
MULTIFUNCTION CALIBRATOR


FILL
ON
STBY
SYPRIS

Leveraging our technical experience is the foundation for Sypris Test & Measurement's success. In this competitive environment, we increase our value to our customers by investing in innovative solutions and continuous improvement while building on the knowledge and talent of our people.

Kathy Smith Boyd,
President, Sypris Test & Measurement

The year 2007 was expected to be a challenge and proved to be just that, with our Industrial Group confronting the effects of a 44% reduction in the production of heavy-duty commercial vehicles.

The impact of this significant event was offset somewhat by the successful implementation of improved customer pricing, the advantageous settlement with and execution of a new contract with Dana Corporation, double-digit growth from our Electronics Group and strict cost containment throughout.

The many areas of progress were notable and important from the standpoint of understanding the future outlook for the Company. Our Aerospace & Defense segment registered a 19% increase in shipments and posted a 31% growth in orders during 2007, driven primarily by the introduction of a new classified secure communication product for use by the Department of Defense.

Our Test & Measurement segment generated 15% top-line growth through the continued expansion of its calibration services operation, while our Aerospace & Defense segment successfully expanded its range of product offerings into the Intelligence Receiver market. As a result, revenue from our Electronics Group increased to 36% of consolidated sales, up from 27% for the prior year.

Our Industrial Group continued to benefit from strong product sales to customers in the energy markets and initiated plans to expand its reach globally by increasing its investment in organizational support structure.

Our supply chain organization made important progress toward its goal of generating $15 million in annualized savings by the end of 2009, while our program to rebalance production and increase output in our Industrial Group from low-cost countries progressed on schedule with a targeted 2010 completion date.

We continued to invest in the future through the addition of new products, market segments and managerial talent. When confronted with specific issues, the organization moved aggressively to resolve them, learned from the experience and improved its operating execution, thereby benefiting both our customers and the business.

In summary, significant progress was made during the downturn, laying the groundwork for a recovery during the second half of 2008 as increasing shipments from our Electronics Group combine with an expected recovery in demand for the production of commercial vehicles. The wind down of program-launch support costs, improved product mix and double-digit increases in volume are expected to drive an important expansion in margins in our Electronics Group, thereby leading to an increasingly positive outlook for this important segment of our business.

FINANCIAL RESULTS

Revenue for the year declined 12.4% to $436 million from $498 million in 2006, but would have fallen further had it not been for the positive year-over-year performance of our Electronics Group. Shipments in our Electronics Group increased 17.8%, driven by strong double-digit growth in our Aerospace & Defense and Test & Measurement segments. Revenue from our Industrial Group decreased 23.4% from the prior year, and reflected the cyclical reduction in demand for commercial vehicles and trailers following the institution of new emissions standards at the beginning of 2007. The decline was offset somewhat by improved pricing and additional revenue that resulted during the year from the settlement agreement with Dana.

The Company reported a net loss for the year of $2.1 million, or $0.12 per share, driven by the volume decline in our Industrial Group and lower profitability in our Electronics Group despite the double-digit increase in its shipments for the year. The reduced level of profitability for the Electronics Group was impacted by increased support costs for the launch of a new classified program, an unfavorable mix of product sales and the delay in the award of a new government program into the first quarter of 2008. These issues are expected to be reversed during 2008, resulting in a return to historical margins during the year.

The Company also incurred significant legal and professional fees associated with the negotiation and settlement of the new Dana agreement during Dana's bankruptcy case, which served to place an additional drag on the Company's earnings during 2007.

Net cash used in operating activities was $10.5 million in 2007, which reflected the one-time normalization of credit terms under the agreement with Dana, the investment in inventory to support new product programs for our Aerospace & Defense segment and a delay in the timing of receipts owed by several government agencies. Capital expenditures for the year decreased slightly to $10.2 million compared to $10.3 million for the prior year.

Despite the challenging year, the Company's balance sheet remained a source of strength. The investments initiated during 2007 will help to position Sypris to benefit from the expected recovery in the commercial vehicle market and support increased research and development costs for new classified government programs.

DANA SETTLEMENT

The successful negotiation of a settlement agreement with Dana, which included the execution of a new long-term, sole-source supply agreement through the year 2014, was clearly one of the more important accomplishments of 2007. Dana, which had filed for bankruptcy protection in March 2006, emerged from Chapter 11 on January 31, 2008.

The settlement agreement was comprehensive and is expected to have a positive impact on both companies for years to come. Among other things, the companies agreed to exchange and rebalance production between plants to reduce costs for both parties, while Sypris agreed to release Dana from committed but undelivered program volumes.

The new, long-term, sole-source supply agreement with Dana provided Sypris with a general unsecured claim in the amount of $89.9 million. This claim was converted into 3.1 million shares of Dana common stock upon Dana's successful exit from bankruptcy on January 31, 2008. The Company expects to receive additional distributions in the future, including approximately $6 million of cash in March of 2008 and additional shares of equity on a quarterly basis as disputed claims in the bankruptcy are resolved.

The benefits of the settlement agreement resulting from the successful reorganization of Dana are many, but perhaps none more important than the elimination of extensive organizational and financial support that was required as we worked with Dana and its suppliers during this very challenging period. We want to thank those individuals, both within and outside of our organization, who worked on our behalf for their unwavering support, dedication and tireless efforts, without which this very positive outcome would not have been possible.

KEY INITIATIVES

As reported in prior years, we have dedicated financial and organizational resources to support several key initiatives that are expected to help transform Sypris into a stronger, increasingly successful company. Please join us for a brief review of these efforts.

Investing in Our Electronics Group

We continue to invest in the Company's product and service offerings, and the processes by which they are delivered. In our Aerospace & Defense segment, we have invested in new secure communication programs over the past few years that will begin full production during 2008. One of these new classified programs represents the next generation of an existing, highly successful product family, while the other program will introduce a completely new product and functionality. Both programs are expected to be important contributors to our financial results going forward.

In our Test & Measurement segment, our calibration business posted another solid year of growth during 2007, with revenue increasing 15% from 2006. Our success in North America is prompting customers to request our services globally and we are responding with partnerships and investments that will provide geographic growth, increased content and new platforms for expansion beyond our current customer base.

As a result of these investments, we expect our Electronics Group to deliver strong double-digit growth in 2008, and to position the Group to continue this trend well into the future.

Improving Mix

These investments in and the resulting growth of our Electronics Group will also serve to increase the Group's impact on the financial results of Sypris and reduce the cyclical influence of the commercial vehicle industry on the Company's consolidated financial results. During 2007, revenue from the Electronics Group increased to 36% of consolidated revenue from 27% during the prior year. Our objective is to increase this contribution further to 50% or more during the coming years.

The further reshaping of our portfolio will be implemented upon the completion of our customer and product line profitability analysis that underlies our commitment to redefine the Industrial Group portfolio. These efforts will continue to be centered on the rationalization of less desirable business, while increasing our higher value-added, more profitable business, as we prepare for the return of the commercial vehicle market in late 2008 with a better mix of business. When combined with a strong energy market to support the continued growth of our high-pressure closure product sales, we expect these portfolio redefinition efforts to yield significant margin improvements in the future.

Rebalancing Production

The Dana settlement coincided nicely with our plans to rebalance production in our Industrial Group between plants based upon a Centers of Excellence approach, the result of which is expected to lead to increased efficiencies and improved operational results.

As part of this plan, an increasing amount of production is expected to be shifted to low-cost countries in order to position production closer to our customers' plants and to reduce our overall cost. We expect output from low-cost countries to increase substantially over the next several years.

During 2008, our Industrial Group will initiate plans to establish operations during the coming years in India, China and Eastern Europe, with the primary objective to establish a foothold in these fast-growing markets. We plan to partner with established leaders in these markets to balance risk and preserve capital. Once completed, these investments will have the added benefit of further diversifying the Company's customer base and reducing its dependency on the North American commercial vehicle market.

THE FUTURE

As we look to the future, we expect 2008 to be a year of marked improvement, with continued double-digit growth in our Electronics Group and the commencement of a recovery in our Industrial Group. As a result, we expect the increased volume, improved mix of secure communications product sales and continued advances in productivity to drive margins and earnings as the Company moves out of 2008 and into 2009.

Our managerial efforts will continue to focus on the realignment of production in our Industrial Group and the laying of the groundwork for additional growth in our Electronics Group in 2009 and beyond. When completed, we believe the results will be reflected in increased profits, a more attractive balance between industrial and electronics shipments, and reduced customer, market and industry risk.

THANK YOU

As always, we close with a note of thanks. We appreciate the dedication and commitment of our fellow employees, many of whom are also share owners. We count on their passion for excellence in all that they do to help Sypris grow and evolve into an increasingly successful company.

We also want to thank our customers and investors, both of whom place their trust in Sypris and count on us to meet our commitments for quality, delivery and performance. We sincerely appreciate your confidence and encourage you to contact us. We welcome your comments and would be pleased to answer your questions. We believe that Sypris has a very bright future and hope you feel that way as well.

Sincerely,

Jeffrey T. Gill
President & CEO

Robert E. Gill
Chairman of the Board

Revenue
(in millions)



$277
$425
$523
$498
$436
2003 2004 2005 2006 2007

(USA) (in thousands)



$185
$190
$206
$198
$213
2003 2004 2005 2006 2007



$0.56
$0.47
$0.29
$(0.08)
$(0.12)
2003 2004 2005 2006 2007

Modified Working Capital
(in millions)



$73
$136
$100
$72
$142**
2003 2004 2005 2006 2007

Free Cash Flow(*)
(in millions)



$5
$(83)
$36
$42
$(21)
2003 2004 2005 2006 2007

Net Debt / Total Capital Percentage(*)



23%
33%
24%
11%
19%
2003 2004 2005 2006 2007

** Reconciliation of non-GAAP financial measures is available in the financial summary on page 11.*

*** Includes $54 million associated with the Dana settlement.*

FINANCIAL SUMMARY

(In thousands, except per share data)	2007	2006(1)	2005	2004(2)(3)	2003(3)
	Years ended December 31,				
Consolidated Statement of Operations Data:					
Net revenue	$ 435,915	$ 497,664	$ 522,766	$ 425,402	$ 276,605
Gross profit	39,796	41,090	51,338	53,439	45,945
Operating (loss) income	(823)	(135)	12,222	13,898	14,874
Net (loss) income	$ (2,139)	$ (1,362)	$ 5,321	$ 8,299	$ 8,091
(Loss) earnings per common share:					
Basic	$ (0.12)	$ (0.08)	$ 0.30	$ 0.48	$ 0.57
Diluted	$ (0.12)	$ (0.08)	$ 0.29	$ 0.47	$ 0.56
Cash dividends per common share	$ 0.12	$ 0.12	$ 0.12	$ 0.12	$ 0.12

(In thousands)	2007	2006(1)	2005	2004(2)(3)	2003(3)
	December 31,				
Consolidated Balance Sheet Data:					
Cash and cash equivalents	$ 14,622	$ 32,400	$ 12,060	$ 14,060	$ 12,019
Working capital	152,441	100,717	111,765	143,123	81,456
Total assets	422,060	379,033	417,624	431,178	264,435
Long-term debt, net of current portion	60,000	55,000	80,000	110,000	53,000
Total stockholders' equity	207,479	209,886	213,734	208,939	145,392

(1) Effective January 1, 2006, we adopted Statement of Financial Accounting Standards No. 123(R), "Share-Based Payment" under the modified prospective method. We also adopted SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R)." See Note 1 of our consolidated financial statements.

(2) On May 3, 2004 and June 30, 2004, respectively, we completed the acquisition of the net assets of ArvinMeritor's Kenton, Ohio facility and Dana's Toluca, Mexico facility and their results of operations and related purchased assets are included from those dates forward.

(3) On December 31, 2003, we completed the acquisition of the net assets of Dana's Morganton, North Carolina facility and its results of operations and related purchased assets are included from that date forward.

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

(In thousands)	2007	2006(1)	2005	2004 (2)(3)	2003(3)
	December 31,				
Modified Working Capital:					
Working capital	$ 152,441	$ 100,717	$ 111,765	$ 143,123	$ 81,456
Less: Cash & cash equivalents	14,622	32,400	12,060	14,060	12,019
Less: Restricted cash	883	1,002	-	-	-
Plus: Current portion of long term debt	5,000	5,000	-	7,000	3,200
Modified working capital	$ 141,936	$ 72,315	$ 99,705	$ 136,063	$ 72,637
Net Debt to Total Capital Percentage:					
Net debt:					
Long-term debt	$ 60,000	$ 55,000	$ 80,000	$ 110,000	$ 53,000
Current portion of long-term debt	5,000	5,000	-	7,000	3,200
Less: Cash and cash equivalents	14,622	32,400	12,060	14,060	12,019
Less: Restricted cash	883	1,002	-	-	-
Net debt	49,495	26,598	67,940	102,940	44,181
Capital:					
Total stockholders' equity	207,479	209,886	213,734	208,939	145,392
Net debt	49,495	26,598	67,940	102,940	44,181
Total capital	$ 256,974	$ 236,484	$ 281,674	$ 311,879	$ 189,573
Net debt to total capital %	19.3%	11.2%	24.1%	33.0%	23.3%

(In thousands)	2007	2006(1)	2005	2004 (2)(3)	2003(3)
	Years ended December 31,				
Free Cash Flow:					
Net cash (used in) provided by operating activities	$ (10,504)	$ 52,806	$ 72,588	$ (27,410)	$ 27,275
Less: Capital expenditures	10,155	10,326	36,264	55,900	22,521
Free cash flow	$ (20,659)	$ 42,480	$ 36,324	$ (83,310)	$ 4,754

Sypris At A Glance

Truck Components and Assemblies



Market-Focused Businesses	Business Summary
Manufacturing Services	Automated forging, machining, induction hardening, cold extrusion, heat-treating, testing and fabrication of products, production tooling and prototypes.
Engineered Products	High-pressure closures, transition joints and insulated joints.

Aerospace and Defense Electronics



Market-Focused Businesses	Business Summary
Manufacturing Services	Integrated design and engineering services, component selection, sourcing and procurement, automated assembly, design and implementation of product testing, systems assembly, and repair and warranty services.
Engineering Services	Software design services for data and communications security products and contract design services, network security vulnerability assessment, design and certification.
Products	Network encryption and secure key loading devices, communication intelligence receivers, real-time networkcentric analog and digital data acquisition and storage systems.

Test and Measurement Services



Market-Focused Businesses	Business Summary
Calibration and Repair	Calibration, repair and certification of electrical, electronic, physical and dimensional test equipment. Installation, execution and turn-key management of customer "Permanent On-Site" Calibration Programs.
Testing	Testing of digital, linear, discrete, passive and hybrid components, RF device testing, EMI testing, environmental testing, dynamics testing, NEMA Traffic Systems testing and transportation testing on packaging, products, systems and subassemblies.
Products	Hall generators, current sensors, autoprobes and gaussmeters.

Applications and Uses	Select Customers
Axle shafts, steer axles, trailer axle beams, carriers, full-float tubes, ring gears, pinions, knuckles, input shafts, helical gears, housings and other drive train components for use in light, medium and heavy-duty trucks, pickup trucks and automobiles.	ArvinMeritor, Axle Alliance, Dana, DaimlerChrysler and Ford Motor Co.
Pipeline and chemical systems in the energy and chemical industries.	Chevron, ExxonMobil and Shell Oil.
Electronic assemblies and subsystems for use in military cockpit control and display systems, missile guidance systems, commercial avionics, satellite communications systems, ruggedized hand-held computers, and secure communications networks and products.	Boeing, Eaton, General Dynamics, Honeywell, L3, Lockheed Martin, Northrop Grumman, Raytheon, U.S. Army, U.S. Department of Defense and ViaSat.
Secured transmission of voice and data for intelligence and surveillance applications.	U.S. Department of Defense.
Network and communications security, collection and storage of data for aerospace applications, weapons test and evaluation, and acquisition of signal data from targets of interest for the intelligence gathering community.	General Dynamics, Government of Israel, Lockheed Martin, NASA, Northrop Grumman, Raytheon, Titan Corporation, U.S. Air Force, U.S. Army, U.S. Department of Defense and U.S. Navy.
Telecommunications systems, air traffic control systems, electronic component manufacturing, automotive, process control, weather radar systems, aerospace and defense, medical device manufacturing and power generation and distribution.	AT&T, Bombardier, Bose, Delphi Automotive, Draeger, Eaton, FAA, Gambro, Hamilton Sundstrand, Honeywell, ITT, Kodak, Lucent Technologies, Motorola, National Technical Systems, National Weather Service, Nokia, Siemens, Square D, Texas Instruments, Tektronix, Temic Automotive of North America, Tyco Electronics, TRW Automotive and Underwriters Laboratories.
Military, aerospace, satellite and launch systems, missile systems, avionics, medical, telecommunications semiconductor manufacturing, automotive and transportation.	Arrow Electronics, Avnet, BAE Systems, Ball Aerospace & Technologies Corp., Boeing, Bose, Celestica, DRS Technologies, Eldec, General Dynamics, Goodrich, Hamilton Sundstrand, Harris, Honeywell, Jabil Circuit, JPL, Killdeer, L-3, Lockheed Martin, Merrimac Industries, NASA, Northrop Grumman, Raytheon, Reckitt Benckiser, Suntron and Teledyne.
Current measurement applications in mass transit systems, elevators, automotive diagnostic systems and laboratory diagnostic systems. Magnetic measurement of components used in military, aerospace and medical applications, and for research and development and quality control.	Carrier Corporation, Electro-Motive Diesel, Hamilton Sundstrand, Ithaco, Lockheed Martin, Science and Engineering Services (U.S. Army), Starsys and Toyo.



T. SCOTT HATTON
Vice President and CFO

JOHN R. MCGEENEY
General Counsel
and Secretary

RICHARD L. DAVIS
Senior Vice President

ANTHONY C. ALLEN
Vice President, Treasurer
and Assistant Secretary



SERGIO L. M. DE CARVALHO
Vice President, Sypris
Solutions, and President,
Sypris Technologies

KATHY SMITH BOYD
Vice President, Sypris
Solutions, and President,
Sypris Test & Measurement

G. DARRELL ROBERTSON
Vice President, Sypris
Solutions, and President,
Sypris Data Systems

BOARD OF DIRECTORS



ROBERT E. GILL (1†) (5)
Chairman of the Board

SIDNEY R. PETERSEN (1) (3†)
Retired Chairman & CEO
Getty Oil, Inc.

JOHN F. BRINKLEY (2) (4)
Retired General Manager
North American Automotive
Operations Export Sales
Ford Motor Company

JEFFREY T. GILL (1) (5)
President & CEO



WILLIAM G. FERKO (3) (4†)
CFO, Philips BU Professional
Luminaires North America,
a manufacturer of lighting
fixtures and controls

R. SCOTT GILL (1)
Broker
Baird & Warner,
a residential real estate
brokerage firm

WILLIAM L. HEALEY (2) (4)
Private Investor & Consultant

ROBERT SROKA (2†) (3)
Managing Director
Corporate Solutions Group,
an investment banking firm

(1) Member of Executive Committee

(2) Member of Compensation Committee

(3) Member of Audit and Finance Committee

(4) Member of Nominating and
Governance Committee

(5) Executive Officer

† Committee Chairman

ALABAMA
Sypris Data Systems
3322 S. Memorial Parkway
Suite 505
Huntsville, AL 35801
Phone: (256) 881-2231

ARIZONA
Sypris Test & Measurement
2320 West Peoria Avenue
Building D-133
Phoenix, AZ 85029
Phone: (602) 395-5900

CALIFORNIA
Sypris Data Systems
Subsidiary Headquarters
160 E. Via Verde
San Dimas, CA 91773
Phone: (909) 962-9400

Sypris Test & Measurement
9840 Owensmouth Avenue
Chatsworth, CA 91311
Phone: (818) 717-5060

Sypris Test & Measurement
615 N. Mary Avenue
Sunnyvale, CA 94085
Phone: (408) 720-0006

COLORADO
Sypris Data Systems
7307 S. Revere Parkway
Centennial, CO 80112
Phone: (303) 773-4700

Sypris Test & Measurement
8020 Southpark Circle
Suite 300
Littleton, CO 80120
Phone: (303) 798-2243

FLORIDA
Sypris Test & Measurement
Subsidiary Headquarters
6120 Hanging Moss Road
Orlando, FL 32807
Phone: (407) 678-6900

Sypris Electronics
Subsidiary Headquarters
10901 North McKinley Drive
Tampa, FL 33612
Phone: (813) 972-6000

Sypris Data Systems
2460 N. Courtney Parkway
Suite 107
Merritt Island, FL 32953
Phone: (321) 449-9243

GEORGIA
Sypris Test & Measurement
1000 Cobb Place Boulevard
Building 200, Suite 240
Kennesaw, GA 30144
Phone: (770) 795-8092

ILLINOIS
Sypris Test & Measurement
2055 Army Trail Road
Suite 114
Addison, IL 60101
Phone: (630) 620-5800

KENTUCKY
Sypris Solutions
Corporate Headquarters
101 Bullitt Lane
Suite 450
Louisville, KY 40222
Phone: (502) 329-2000

Sypris Technologies
Subsidiary Headquarters
101 Bullitt Lane
Suite 205
Louisville, KY 40222
Phone: (502) 420-1222

Sypris Technologies
2820 West Broadway
Louisville, KY 40211
Phone: (502) 774-6011

Sypris Technologies
Tube Turns Division
2612 Howard Street
Louisville, KY 40211
Phone: (502) 774-6011

MARYLAND
Sypris Data Systems
9515 Gerwig Lane
Suite 119
Columbia, MD 21046
Phone: (410) 312-7923

Sypris Electronics
9020 Junction Drive
Suite 3
Annapolis Junction, MD 20701
Phone: (301) 490-4397

MASSACHUSETTS
Sypris Test & Measurement
7 Sterling Road
North Billerica, MA 01862
Phone: (978) 663-2137

MICHIGAN
Sypris Test & Measurement
24301 Catherine Industrial Road
Suite 116
Novi, MI 48375
Phone: (248) 305-5200

NEW JERSEY
Sypris Test & Measurement
2500 Main Street Extension
Suite 2
Sayreville, NJ 08872
Phone: (732) 721-6116

Sypris Test & Measurement
1133 Route 23 South
Wayne, NJ 07470
Phone: (973) 628-1363

NEW YORK
Sypris Test & Measurement
135 Calkins Road
Suite R
Rochester, NY 14623
Phone: (585) 334-6570

NORTH CAROLINA
Sypris Technologies
105 Wamsutta Mill Road
Morganton, NC 28655
Phone: (828) 433-4600

OHIO
Sypris Technologies
13267 State Route 68 South
Kenton, OH 43326
Phone: (419) 674-4051

Sypris Technologies
1550 Marion Agosta Road
Marion, OH 43302
Phone: (740) 383-2111

Sypris Test & Measurement
950 Keynote Circle
Suite 110
Brooklyn Heights, OH 44131
Phone: (216) 741-7040

Sypris Test & Measurement
3148 Presidential Drive
Fairborn, OH 45324
Phone: (937) 427-3444

TEXAS
Sypris Test & Measurement
254 East Arapaho Road
Suite 101
Richardson, TX 75081
Phone: (972) 231-4443

Sypris Data Systems
8500 Dyer Street
Suite 65
El Paso, TX 79904
Phone: (915) 757-2547

MEXICO
Sypris Technologies
Industrias Quimicas No. 200
Zona Industrial
Toluca, Mexico C.P. 50071
Phone: (52) (722) 262-3300

CORPORATE ADDRESS
Sypris Solutions, Inc.
101 Bullitt Lane
Suite 450
Louisville, KY 40222
Phone: (502) 329-2000
Fax: (502) 329-2050

ANNUAL MEETING
The Annual Meeting of Stockholders will be held on Tuesday, April 22, 2008 at 10:00 a.m. at 101 Bullitt Lane, Lower Level Seminar Room, Louisville, Kentucky.

FOR MORE INFORMATION
To learn more about Sypris Solutions, Inc., visit our site on the World Wide Web at www.sypris.com.

INVESTOR MATERIALS
The Sypris web page – www.sypris.com – is your entry point for a vast array of information about Sypris, including its products, financial information, real-time stock quotes, links to each of its subsidiary operations, corporate governance information and other useful information.

For investor information, including additional annual reports, 10-Ks, 10-Qs or any other financial literature, please contact Lynn W. Boon, Corporate Services Manager, 101 Bullitt Lane, Suite 450, Louisville, KY 40222.

SYPRIS ON NASDAQ
The common stock of Sypris trades on the NASDAQ Global Market under the symbol SYPR.

TRANSFER AGENT
LaSalle Bank N.A.
135 South LaSalle Street
Suite 1946
Chicago, IL 60603
Phone: (888) 606-3971
Fax: (312) 904-7024

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Ernst & Young LLP
400 West Market Street
Suite 2400
Louisville, KY 40202
Phone: (502) 585-1400
Fax: (502) 584-4221

CORPORATE COUNSEL
Wyatt, Tarrant & Combs, LLP
500 West Jefferson Street
Suite 2800
Louisville, KY 40202
Phone: (502) 589-5235
Fax: (502) 589-0309

Our 2007 Form 10-K, which accompanies this document, is incorporated herein as an integral part of our 2007 Annual Report.

Forward-Looking Statements
This report includes non-historical or "forward-looking" statements concerning future events or conditions. Important risk factors, which could cause actual results to differ materially from these statements, are set forth in Item 1A. Risk Factors in the accompanying Form 10-K.

SYPRIS
SOLUTIONS

01 Bullitt Lane, Suite 450
ouisville, Kentucky 40222
one (502) 329-2000
(502) 329-2050
w.sypris.com

END